MORSE, ZELNICK, ROSE & LANDER
                         A LIMITED LIABILITY PARTNERSHIP

                                 405 PARK AVENUE
                          NEW YORK, NEW YORK 10022-2605
                                  212-838-1177
                               FAX - 212-838-9190

                                December 22, 2005
                                                            WRITER'S DIRECT LINE
                                                               (212) 838-5030

Mail Room 6010
Securities and Exchange Commission
Washington, D.C. 20549
Attn: Mr. Tom Jones

      Re:   Infinite Group, Inc. (the "Company")
            Preliminary Proxy Materials
            Filed November 22, 2005
            File No. 0-21816

Dear Sirs & Mesdames

      This letter responds to the Staff's comment letter dated December 12, 2005 regarding the above referenced Preliminary Proxy Materials. For ease of reference, the Staff's enquiries have been incorporated in this letter and precede our responses.

      If you have any questions regarding the responses to your comments, please feel free to call me at the number indicated above or John Hui of this firm at 212-838-8599.

Proposal No. 3, page 12

1. Please expand this section to indicate, as of the most recent date practicable, the number of authorized shares of common stock reserved for issuance pursuant to options, warrants, contractual commitments or other arrangements.

The proxy statement has been revised generally to update the disclosure to as of December 9, 2005 and Proposal No. 3 has been revised to provide this information.

                              [CONTINUE ON PAGE 2]


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Securities and Exchange Commission
December 22, 2005
Page 2 of 2

2. For each commitment to issue shares in excess of the number of currently authorized, provide all disclosuire required by Schedule 14A as if shareholders were being asked to approve the commitment. See Note A to
      Schedule 14A. For example, regarding the convertible notes, please disclose the:

      o     date the notes were issued,

      o     terms of the notes,

      o     parties involved,

      o     reasons for issuing the notes,

      o     consideration received,

      o     use of proceeds, and

      o     interest of affiliates in the transaction

Proposal No. 3 has been revised to provide the information required by Note A to
Schedule 14A.

      In addition, enclosed herewith is the written acknowledgement from the Company.


                                        Very truly yours,

                                        /s/ Kenneth S. Rose
                                        Kenneth S. Rose


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                              INFINITE GROUP, INC.
                           595 Blossom Road, Suite 309
                               Rochester, NY 14610
                                 (585) 654-5525

                                December 22,2005

Mail Room 6010
Securities and Exchange Commission
Washington, D.C. 20549
Attn: Mr. Tom Jones

      Re:   Infinite Group, Inc. (the "Company")
            Preliminary Proxy Materials
            Filed November 22, 2005
            File No. 0-21816

Dear Mr. Jones:

      In connection with the above referenced Preliminary Proxy Materials, we hereby acknowledge that:

      o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

      o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

      o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                       Very truly yours

                                       INFINITE GROUP, INC.

                                       By: /s/ Michael S. Smith
                                           --------------------
                                           Michael S. Smith
                                           President and Chief Executive Officer